Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Rogers Agrees to Purchase 1,350,000 Class B Non-Voting Shares for
            Cancellation in Private Purchase

            TORONTO, Nov. 30 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that it has agreed to purchase for cancellation 1,350,000 of its outstanding Class B Non-Voting shares ("Class B shares"), or approximately
0.28% of the Class B shares outstanding at November 30, 2009, pursuant to a private agreement between Rogers and an arm's-length third party seller (the
"Private Purchase") for an aggregate purchase price of $39,514,500. The
Private Purchase was made under an issuer bid exemption order issued by the
Ontario Securities Commission. The Class B shares purchased under the Private
Purchase will be included in calculating the number of Class B shares that
Rogers may purchase through its outstanding normal course issuer bid.
            In the twelve months preceding this purchase, Rogers has repurchased an aggregate 33,492,700 Class B shares, of which an aggregate 8,930,000 Class B shares were repurchased pursuant to issuer bid exemption orders issued by the
Ontario Securities Commission and an aggregate 24,562,700 Class B shares were repurchased pursuant to normal course issuer bids. All of the 33,492,700 Class
B shares purchased in the twelve months preceding this purchase were repurchased in 2009.

            About the Company:

            Rogers Communications is a diversified Canadian communications and media company.  We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider. Through Cable, we are one of Canada's leading providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock
Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.
            %CIK: 0000733099

            /For further information: Lorraine Daly, (416) 935-3575,
lorraine.daly(at)rci.rogers.com/
            (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 20:18e 30-NOV-09